Filing pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Filer: SouthTrust Corporation
Subject Company: SouthTrust Corporation
Commission File No.: 0-3613

Date: June 21, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia and SouthTrust, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and SouthTrust’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s and SouthTrust’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s and SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning SouthTrust or the proposed merger or other matters and attributable to SouthTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and Wachovia and SouthTrust will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING TALKING POINTS FOR SOUTHTRUST CUSTOMERS WERE DISTRIBUTED TO SOUTHTRUST EMPLOYEES FOR ASSISTANCE IN DISCUSSION OF THE TRANSACTION

Here are some tips for helping you talk to customers about this announcement. These are just GUIDELINES, and SHOULD NOT be read verbatim to customers. Use your own conversational style just as you would if you were talking to your best friend.

Do all you can to reassure customers – Ensure them that they will get the same great and friendly service that they are used to. They need to know that this merger will work out fine and that we are going to take care of them. Both companies have an excellent merger track record. We will have a smooth transition, and the new company will do an outstanding job of meeting their financial services needs.

Business as usual – Make sure customers know that they should not see any changes in service. Both companies remain focused on providing the same outstanding personal service for which we are known. Customers will continue to receive excellent service.

Commit to communicate – Please let customers know that SouthTrust and Wachovia will provide as much information to them as possible. Customers can check either company’s Internet site for the most up-to-date information. You will see no changes immediately, so continue business as usual. Any enhancements or changes to accounts will be communicated well in advance.

Be honest – You will probably have to explain that there may be times when you simply will not be able to answer their questions. If you do not know the answer to a question, it’s OK to say so. You can, however, demonstrate leadership and a commitment to service by becoming an expert on what has been communicated about the merger and tracking down information for your customers when possible. Service and responsiveness are as important as ever.

With those points in mind, here are the important things we need to share with customers right now:

■	This is an outstanding business combination. The addition of SouthTrust’s outstanding franchise will strengthen the nation’s fourth-largest financial services company. It will be #1 in the Southeast with 18% of the total deposit market share.

■	This is not a decision that was taken lightly or made in haste. SouthTrust serves customers in more than 1.5 million households. There are about 13,000 SouthTrust employees who work hard every day to serve you. We have been doing an outstanding job of it for a long time. We know that this merger is in the best interest of our customers, employees and shareholders and is consistent with everything we stand for and have worked to accomplish.

■	Local information. This is just day-1, so we are not ready to communicate about the status of local branches and employees. We will do so as quickly as we can. However, both companies remain focused on providing the same outstanding personal service for which we are known. Customers will continue to receive excellent service.

■	The merger is good for customers and shareholders of both companies. Combining with Wachovia provides our customers with expanded product offerings and our shareholders strong prospects for continued growth.

■	Our cultures are alike. Employees at both companies have a common set of values. At the top of that list is ethics and integrity. And, we all are committed to personalized service, teamwork, excellence, accountability and action.

■	We expect a smooth transition: SouthTrust has led more than 130 acquisitions through the years. We are experts at making the transition process as easy for customers as possible. Likewise, Wachovia has a solid record of well-managed acquisitions. Its management is committed to a deliberate, well-planned and smooth transition.

■	Communities will benefit. The communities we serve will receive continued and strengthened support.

■	Communication is essential. We will communicate to customers as openly, as often and as clearly as we can about the full details of the merger. Customers are encouraged to check our web site, www.southtrust.com or the Wachovia web site at www.wachovia.com for full details, including a full customer Q&A.